Hudbay Hosts Analyst Site Visit to Lalor Mine in Manitoba, Announces First Quarter 2019 Manitoba Production Results and Provides Exploration Update

Toronto, Ontario, April 15, 2019 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE: HBM) announced today that it is hosting a site visit by analysts and investors to its Lalor mine in Manitoba on April 15-16, 2019. A copy of the site visit presentation, which contains operational, exploration and other updates, is available on Hudbay's website at www.hudbay.com. Hudbay also today released its first quarter 2019 Manitoba production results and provided an update on exploration drilling results at its Snow Lake properties.

Summary

  The Lalor mine completed ramp up to a nominal throughput rate of 4,500 tonnes per day in February 2019, resulting in record quarterly production
  The Stall concentrator achieved record quarterly production as a result of operating and maintenance improvements
  Production results in the first quarter are on track to achieve full year production guidance
  Follow-up drilling on the recently discovered 1901 Zone between Lalor and Chisel North continues to intersect significant mineralization
    100 metre step-out drill hole intersected 6 metres of 12.68% Zn, 0.18% Cu, 0.79g/t Au and 89.9g/t Ag
    Other holes confirm extension along strike to the northwest with 31.2 metres of 6.17% Zn, 0.11% Cu, 0.38g/t Au and 19.1g/t Ag, and 7.2 metres of 8.84% Zn, 0.45% Cu, 1.16g/t Au and 50.4g/t Ag
  Evaluating plans to develop an underground exploration platform from the existing Chisel-Lalor ramp in order to drill the 1901 Zone; if this zone is confirmed to be economic, the exploration infrastructure could allow for a quick ramp up to production
  Initial mineral reserve estimates on WIM, Pen II and New Britannia deposits expected with the 2019 annual year-end reserve and resource update

"Our Manitoba business unit delivered strong production performance in the first quarter of 2019, as a direct result of the ongoing efforts of our operations team to drive continued improvements and efficiencies," said Alan Hair, Hudbay's president and chief executive officer. "We are also very pleased with the recent results from our exploration activities, including further drilling in our newly discovered 1901 Zone, which demonstrates the substantial value creation potential of our Manitoba business."

Manitoba Mine Production

		Three months ended
		Mar. 31, 2019	Mar. 31, 2018

777
Ore	tonnes	278,522	258,386
Copper	%	1.65	1.22
Zinc	%	3.18	4.86
Gold	g/tonne	1.70	2.08
Silver	g/tonne	21.75	30.11

Lalor
Ore	tonnes	388,483	322,554
Copper	%	0.76	0.67
Zinc	%	6.70	5.67
Gold	g/tonne	1.68	2.06
Silver	g/tonne	25.96	27.24

Reed[1]
Ore	tonnes	-	122,309
Copper	%	-	3.54
Zinc	%	-	0.93
Gold	g/tonne	-	0.70
Silver	g/tonne	-	9.43

Total Mines
Ore	tonnes	667,005	703,249
Copper	%	1.13	1.37
Zinc	%	5.23	4.55
Gold	g/tonne	1.69	1.83
Silver	g/tonne	24.21	25.20

1 Mining activities at Reed were completed in August 2018. Comparable 2018 numbers include 100% of Reed mine production. Hudbay purchased 30% of the Reed ore production from its joint venture partner on market-based terms.

Hudbay increased ore mined at 777 in the first quarter of 2019 by 8% compared to the same period last year. The higher production was due to improved availability of the scoop and truck fleet, and a focus on improving the key performance indicators in the drilling, blasting and backfilling processes. Ore mined at Lalor in the first quarter of 2019 increased by 20% compared to the same period last year. The Lalor production ramp up to a nominal 4,500 tonnes per day was achieved in February 2019. Higher production volumes in the quarter were due to having more mining fronts available and improvements to the stope cycle time.

Manitoba Processing Facilities

		Three months ended
		Mar. 31, 2019	Mar. 31, 2018
Flin Flon Concentrator
Ore	tonnes	289,244	391,627
Copper	%	1.55	1.73
Zinc	%	3.49	4.16
Gold	g/tonne	1.66	1.76
Silver	g/tonne	21.78	24.55

Copper concentrate	tonnes	16,744	27,176
Concentrate grade	% Cu	23.54	22.91

Zinc concentrate	tonnes	16,910	27,808
Concentrate grade	% Zn	49.41	49.57

Copper recovery	%	88.1	91.9
Zinc recovery	%	82.9	84.7
Gold recovery	%	61.8	64.8
Silver recovery	%	52.3	58.8

Contained metal in concentrate produced
Copper	tonnes	3,941	6,226
Zinc	tonnes	8,354	13,784
Precious metals[1]	ounces	11,033	16,938

Stall Concentrator
Ore	tonnes	321,523	276,742
Copper	%	0.78	0.61
Zinc	%	6.75	5.85
Gold	g/tonne	1.75	2.07
Silver	g/tonne	26.89	27.72

Copper concentrate	tonnes	11,112	7,709
Concentrate grade	% Cu	19.69	18.53

Zinc concentrate	tonnes	38,493	29,403
Concentrate grade	% Zn	51.13	51.01

Copper recovery	%	87.2	85.1
Zinc recovery	%	90.7	92.7
Gold recovery	%	59.1	61.4
Silver recovery	%	64.2	60.6

Contained metal in concentrate produced
Copper	tonnes	2,188	1,429
Zinc	tonnes	19,683	14,998
Precious metals[1]	ounces	13,233	13,469

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a 70:1 ratio.

Ore processed in Flin Flon in the first quarter of 2019 was 26% lower than the same period in 2018. The lower processing volumes were a result of the Reed mine closure, and sustained improvements at the Stall concentrator resulting in less ore transported to Flin Flon for processing, partially offset by increased ore production from the 777 mine. Ore processed at the Stall concentrator was 16% higher in the first quarter of 2019 compared with the same period in 2018, as a result of ongoing operational and maintenance improvements.

Manitoba contained metal in concentrate produced[1,2]		Three months ended		Guidance
		Mar. 31, 2019	Mar. 31, 2018	Annual 2019

Copper	tonnes	6,129	7,655	22,000 - 25,000
Gold	ounces	20,205	25,675	-
Silver	ounces	284,265	331,252	-
Zinc	tonnes	28,037	28,782	100,000 - 115,000

Precious metals[3]	ounces	24,266	30,407	105,000 - 125,000

1 2018 figures include 100% of Reed mine production. Hudbay has a 70% interest in the Reed mine and purchased 30% of the Reed ore production from its joint venture partner on market terms.

2 Metal reported in concentrate is prior to deductions associated with smelter terms.

3 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a 70:1 ratio.

In the first quarter of 2019, copper, gold, and silver production was 20%, 21% and 14% lower, respectively, compared to the same period in 2018 due to the closure of Reed mine, partially offset by increased production at 777 and Lalor. Zinc production was 3% lower compared to the same period in 2018 due to lower 777 zinc grade, partially offset by higher grades at Lalor.

Precious metals production in the first quarter of 2019 was also affected by the stope sequencing of Lalor gold zone ores and the timing of processing as this material is currently transported to the Flin Flon mill and blended to achieve optimal recoveries. Full year production for all metals is expected to be within the guidance ranges.

Snow Lake Exploration Update

Hudbay continues to intersect high-grade zinc mineralization at the newly discovered 1901 Zone, located between the former producing Chisel North mine and Lalor mine. The discovery is situated less than 1,000 metres from the existing active underground ramp at a depth ranging from 520 to 620 metres and within 15 kilometres of the Stall concentrator in Snow Lake, Manitoba (please refer to Figure 1).

The mineralization was first discovered in drill hole CH1901 completed in February 2019 and is interpreted as a volcanogenic massive sulphide ("VMS") deposit fed by a system of discrete copper-gold rich feeder zones intersected from drilling completed in 2011 and 2012 by Hudbay (please refer to Figure 2). Hudbay has now completed ten drill holes in the area with five holes intersecting significant thicknesses of high-grade zinc with locally high-grade gold and silver content. The mineralization occurs along the hanging wall contact of the stratigraphic horizon hosting the Chisel North deposit (please refer to Figure 3 and Figure 4). The Chisel North deposit was mined from 2000 to 2012 and produced a total of 3.3 million tonnes at 9.0% zinc.

Hudbay continues the drill program from surface to both define the lateral extent of this new discovery and to establish the spatial continuity of the high-grade lenses located within the mineralized zone. Based on drilling success, an underground exploration platform may be developed later this year from the Chisel-Lalor ramp in order to access and further define the deposit, including a 1,200 metre drift and a 600 metre ventilation raise. If this zone is confirmed to be economic, the exploration infrastructure could allow a quick ramp up to production.

As announced on February 26, 2019, the initial discovery hole CH1901 assayed 5.21% Zn, 0.33% Cu, 1.37g/t Au and 15.7g/t Ag over 35.6 metres from 540.7 to 576.3 metres. Since the discovery announcement, the company received assays on drill hole CH1902, also completed in February 2019, which intersected 6 metres of massive sulfide with assays confirming 12.68% Zn, 0.18% Cu, 0.79g/t Au and 89.9g/t Ag from 601.7 to 607.6 metres. This second drill hole intersection is located approximately 100 metres from the CH1901 intersection in the general interpreted up-dip plane of the mineralization but in a lower position (please refer to Figure 3). Drill holes CH1903 and CH1904, completed in March 2019, have confirmed that the zone extends along strike to the northwest with significant intersections of 31.2 metres assaying 6.17% Zn, 0.11% Cu, 0.38g/t Au and 19.1g/t Ag from 524.7 to 555.9 metres in CH1903, and 7.2 metres assaying 8.84% Zn, 0.45% Cu, 1.16g/t Au and 50.4g/t Ag from 585.0 to 592.2 metres in CH1904 (please see Figure 4). Mineralization was also intersected over nine metres in hole CH1907, completed in April 2019, from 569 to 578 metres and assays are pending. This intersection in CH1907 is located approximately 70 metres southeast of the intersection in hole CH1901. Overall, the zinc-rich mineralization is currently interpreted as a shallow dipping zone extending approximately 250 metres along strike and 350 metres down dip.

Hole ID	From	To	Intercept	Estimated true width[1]	Zn2	Cu2	Au2	Ag2
	(m)	(m)	(m)	(m)	(%)	(%)	(g/t)	(g/t)
CH0305[3]	736.5	743.7	7.2	7.0	0.03	0.40	0.04	1.76
CH0701[3]	728.5	729.5	1.0	1.0	0.56	9.93	13.44	80.57
CH0702[3]	764.5	767.0	2.5	2.4	0.02	1.69	3.22	5.02
CH0703[3]	744.0	746.1	2.1	2.0	0.01	0.06	3.40	3.38
CH1101[3]	736.0	742.4	6.4	6.0	0.18	4.80	0.92	19.86
CH1101W01[3]	738.0	738.6	0.6	0.6	0.04	0.97	1.54	6.17
CH1201[3]	657.0	661.0	4.0	3.8	0.04	1.22	1.47	7.63
CH1203[3]	693.5	695.0	1.5	1.5	0.06	5.08	6.10	21.76
CH1801[3]	761.9	762.6	0.7	0.6	0.24	1.86	1.84	14.54
CH1901[4]	540.7	576.3	35.6	35.3	5.21	0.33	1.37	15.65
CH1902[4]	601.6	607.5	5.9	5.5	12.68	0.18	0.79	89.89
CH1903[4]	524.7	555.9	31.2	30.8	5.75	0.11	0.39	19.42
CH1904[4]	585.0	592.2	7.2	7.2	8.84	0.45	1.16	50.47
CH1907	569.0	578.0	9.0	8.6	assays pending

1 True widths are estimated based on drill angle and intercept geometry of mineralization.

2 All gold, silver, copper and zinc values are uncut.

3 No density data so assay results are length weighted.

4 Assay results are density and length weighted.

Hole ID	From (m)			To (m)			Azimuth at Intercept	Dip at Intercept
	Easting	Northing	Elevation	Easting	Northing	Elevation
CH0305	427622	6079055	-419	427621	6079054	-426	229	-76
CH0701	427540	6079130	-403	427535	6079122	-443	214	-77
CH0702	427451	6079221	-444	427451	6079220	-447	227	-76
CH0703	427467	6079110	-400	427460	6079102	-431	220	-70
CH1101	427467	6078914	-375	427469	6078900	-415	170	-70
CH1101W01	427466	6078942	-414	427466	6078942	-415	184	-81
CH1201	427267	6078924	-297	427257	6078912	-342	270	-70
CH1203	427200	6079087	-366	427200	6079087	-367	254	-72
CH1801	427766	6079097	-468	427766	6079097	-469	249	-78
CH1901	427237	6078710	-239	427233	6078707	-274	229	-82
CH1902	427126	6078616	-266	427123	6078615	-276	241	-69
CH1903	427150	6078843	-222	427147	6078839	-253	218	-82
CH1904	427104	6078710	-282	427103	6078709	-289	241	-82
CH1907	427252	6078640	-259	427251	6078639	-264	229	-74

During the first quarter of 2019, Hudbay reported mineral resource estimates for other 100%-owned deposits in the Snow Lake area, including the WIM, PEN II and New Britannia mine properties. For additional information, please refer to the National Instrument ("NI") 43-101 technical report filed by Hudbay on SEDAR on March 28, 2019. Drilling activities for metallurgical testing, geotechnical investigations and engineering studies are underway at all three of these Snow Lake deposits with the expectation to upgrade the mineral resources estimates to mineral reserves with the 2019 annual year-end reserve and resource update.

Hudbay continues to advance exploration activities at Lalor where drilling has confirmed the extension of known high-grade lenses. Lalor in-mine exploration drilling will continue throughout the year and is expected to be incorporated in the annual mineral reserve and resource estimate for the year ended 2019.

First Quarter 2019 Financial Results

Hudbay plans to issue a news release containing the first quarter 2019 results on Monday, May 6, 2019. Senior management will host a conference call on Tuesday, May 7, 2019 at 8:00 a.m. ET to discuss the company's first quarter 2019 results.

First Quarter 2019 Results Conference Call and Webcast

Date:  Tuesday, May 7, 2019

Time:  8:00 a.m. ET

Webcast: www.hudbay.com

Dial in:  647-794-1827 or 1-800-347-6311

An archived audio webcast of the call also will be available on Hudbay's website.

Quality Assurance and Quality Control

Exploration core drilling was NQ size. The core was logged and mineralized intersections were marked for sampling and assaying by geologists and geotechnicians employed by Hudbay. The marked intersections or intervals were sawn in half by a diamond saw and one half of the core was placed in plastic bags and tagged with unique sample numbers, while the second half was returned to the core box and stored. Each bagged core sample was transported to ACME Bureau Veritas assay laboratory in Vancouver, British Columbia where it was dried, crushed and pulverized and a 250-gram sample was prepared for assaying. From each 250-gram sample 0.25 grams was removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also, from the 250-gram sample, 30 grams was removed for gold determination by fire assaying with an Atomic Absorption or gravimetric finish.

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 20 core samples, one core sample has a second 250-gram split collected that will be check assayed at SGS Analytical Laboratories Ltd., an independent company in Vancouver, British Columbia. This news release provides core lengths and estimates of vertical thickness only. True widths are not provided. Where metal assays are provided for intersections, they are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length.

Qualified Person

The technical and scientific information contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay's Vice President, Exploration and Geology. Mr. Tavchandjian is a qualified person pursuant to NI 43-101.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at the company's Manitoba mines and processing facilities, expectations regarding the Snow Lake gold strategy, including the refurbishment of the New Britannia mill, the low costs of the operation and the possibility of optimizing the value of the company's gold resources at Lalor and elsewhere in Manitoba, the possibility of converting inferred mineral resource estimates to higher confidence categories and discovering additional mineralized zones at Lalor, the potential and the company's anticipated plans for advancing its mining properties in the Snow Lake region anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•          the schedule for the refurbishment of the New Britannia mill and for carrying out additional technical studies and exploration work;

•          the success of the company's Snow Lake gold strategy;

•          the success of mining, processing, exploration and development activities in Manitoba and Hudbay's ability to grow the business in Snow Lake;

•          the scheduled maintenance and availability of the processing facilities;

•          the accuracy of geological, mining and metallurgical estimates;

•          anticipated metals prices and the costs of production;

•          the supply and demand for metals the company produces;

•          the supply and availability of all forms of energy and fuels at reasonable prices;

•          no significant unanticipated operational or technical difficulties;

•          the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;

•          the availability of additional financing, if needed;

•          the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;

•          the timing and receipt of various regulatory approvals;

•          the availability of personnel for the exploration, development and operational projects and ongoing employee relations;

•          maintaining good relations with the communities in which the company operates, including First Nations communities surrounding the Lalor mine;

•          no significant unanticipated challenges with stakeholders at the company's various projects;

•          no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•          no contests over title to the company's properties, including as a result of rights or claimed rights of aboriginal peoples; and

•          no significant unanticipated litigation and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company's projects (including risks related legal challenges, risks related to the new Lalor mine plan and the schedule for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories), risks related to the maturing nature of the 777 mine and its impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company's reserves, volatile financial markets that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

Figure 1: Location map of drill holes

Chisel deep
EM plates
N
Lalor
Photo
CH1201
CH1203
CH1101
CH1903
CH1904
CH1901
CH1902
Zone
1901
Chisel North
Chisel Lake
Chisel Open Pit
Legend
Base Metal Intercepts
Au-Cu Intercepts
South Bull's Eye Geophysical Plates
Chisel Deep Geophysical Plates
Drill Collar
Drill Trace
Underground Ramp
Mine Type (Discovery Method)
Producing Mine (Discovery based in Geophysics)
Past Producing Mine (Discovery based in Geology)
Past Producing Mine (Discovery based in Geophysics)
Meters
0 250 500 1,000 1,500 2,000

Figure 2: Preliminary conceptual geological interpretation

Figure 3: Simplified geological cross-section A-A' (distances in metres)

Figure 4: Simplified geological cross-section B-B' (distances in metres)

B
Cross Section Looking NW
B'
0
100
200
300
400
500
600
700
800
900
CH1905
CH1904
CH1903
CH1201
Weakly mineralized schists
Felsic to intermediate volcanics
Mineralized zone
Cu-Au feeders
Schists
5.9m @ 8.84% Zn 0.45% Cu 1.16g/t Au 50.5 g/t Ag
31.2m @ 5.75% Zn 0.11% Cu 0.39g/t Au 19.4 g/t Ag
Meters
0
50
100